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Exhibit 1 to Form 8-K


May 11, 2001


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549


Gentlemen:

We have read Item 4 of Form 8-K dated May11, 2001, of Hispanic Television Network, Inc. and are in agreement with the statements contained in the second, third, fourth and fifth paragraphs on page two therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

Regarding the registrant's statement concerning the lack of internal controls to prepare financial statements, included in the fourth paragraph on page two therein, we had considered such matters in determining the nature, timing and extent of procedures performed in our audits of the registrant's 1999 and 2000 financial statements.

                                       /s/  Ernst & Young LLP